Exhibit 1.02
Conflict Minerals Report

Gentex Corporation has included this Conflict Minerals Report as an exhibit to its Form SD covering calendar year 2013 as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the "Conflict Minerals Rule").
Unless the context indicates otherwise, the terms "we," "its," "us", "our", “Gentex” and “the Company” refer to Gentex Corporation. As used herein and consistent with the Conflict Minerals Rule, "Conflict Minerals" are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals. The terms "armed group" and "adjoining country" have the meanings contained in the Conflict Minerals Rule. The term “Covered Countries” refers to the Democratic Republic of the Congo (“DRC”) and its adjoining countries. The Organisation for Economic Co-operation and Development's (the "OECD") Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition 2013) are collectively referred to as "OECD Guidance" within this report.
Overview
Gentex Corporation designs and manufactures automatic-dimming rearview mirrors and electronics for the automotive industry, dimmable aircraft windows for the aviation industry, and commercial smoke alarms and signaling devices for the fire protection industry. Automatic-dimming rearview mirrors and electronics for the automotive industry represented approximately 98% of the Company’s total revenue in calendar year 2013. For information on our products, see our Annual Report on Form 10-K for the fiscal year ended December 31, 2013. The information contained in our Form 10-K is not incorporated by reference into this Conflict Minerals Report or our Form SD and should not be considered part of this Conflict Minerals Report or our Form SD.
The products within the above-noted product categories contain necessary Conflict Minerals; however the Conflict Minerals content constitutes a small portion of the total materials content in the products. The Company does not source raw ore or unrefined Conflict Minerals and does not purchase directly from the DRC or any adjoining country. In most cases, Gentex believes that it is positioned several tiers downstream and therefore must by necessity rely on the information provided by suppliers along with appropriate due diligence processes when applicable. Furthermore, because of the depth and diversity of our supply chain, and due to competitive factors, difficulty exists in defining factors upstream from our direct suppliers. However, through the efforts described in the Form SD and this Conflict Minerals Report, we seek to ensure that our sourcing practices are consistent with our Conflict Minerals Policy and to encourage responsible minerals sourcing in our supply chain.

Policy
Gentex’s guiding principles on responsible sourcing of Conflict Minerals involve (1) undertaking reasonable due diligence with suppliers and asking them to do the same with their supply chains to determine that Conflict Minerals either originate from outside of the Covered Countries or originate from smelters or refiners that are certified as “conflict free” if sourced within the Covered Countries, (2) not knowingly procuring or using Conflict Minerals that originate in the Covered Countries from smelters or refiners not certified as “conflict free,” and (3) fully complying with the Conflict Minerals Rule's reporting obligations, consistent with the Gentex Code of Business Conduct and Ethics. The policy is located on the Company’s public internet website.
Due Diligence Program Design

Gentex’s due diligence measures were designed to conform with, in all material respects, the criteria set forth in the OECD Guidance specifically as it relates to our position in the conflict minerals supply chain as a “downstream” purchaser.

According to the OECD’s website, the mission of the OECD is to promote policies that will improve the economic and social well-being of people around the world; and the OECD provides a forum in which governments can work together to share experiences and seek solutions to common problems.

The OECD Guidance is a collaborative government-backed multi-stakeholder initiative on responsible supply chain management of minerals from conflict-affected areas. Its objective is to help companies respect human rights and avoid contributing to conflict through their mineral sourcing practices. The OECD Guidance also is intended to cultivate transparent mineral supply chains and sustainable corporate engagement in the mineral sector with a view of enabling countries to benefit from their natural mineral resources and preventing the extraction and trade of minerals from becoming a source of conflict, human rights abuses and insecurity. While not legally binding, the adoption of the OECD Guidance at the ministerial level by the OECD reflects the common position and political commitment of OECD members and non-members adhering to the OECD Declaration on International Investment and Multinational Enterprises.

The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. This framework consists of the following steps:
Step 1. Establish strong company management systems;
Step 2. Identify and assess risk in the supply chain;
Step 3. Design and implement a strategy to respond to identified risks;
Step 4. Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain; and
Step 5. Report on supply chain due diligence.
Gentex’s implementation of the OECD Guidance in respect of 2013 is discussed below.
Due Diligence Program Execution

Gentex performed the following due diligence measures in respect of 2013. These were not all of the measures that were taken in furtherance of our Conflict Minerals Policy and Conflict Minerals compliance program or pursuant to the Conflict Minerals Rule and the OECD Guidance. In addition, some of the due diligence measures noted below are not expressly provided for in the OECD Guidance.

1.OECD Guidance Step One: Establish strong company management systems

a.
With Senior Management support, an internal team of relevant subject matter experts from functional areas within the Company was established. This Conflict Minerals Team (“team”) is led by Supply Chain Management and included Chemistry Research and Development, Electrical Engineering, Environmental Health and Safety, Finance, Legal and Purchasing with additional assistance from Applied Materials when needed. Senior Management has provided the necessary authority and resources to ensure execution of the Company’s guiding principles on Conflict Minerals. The team was educated on the Conflict Minerals Rule and the OECD Guidance and is chartered with providing technical expertise regarding the presence of the Conflict Minerals in components, conducting the Reasonable Country of Origin Inquiry within the meaning of the Conflict Minerals Rule (“RCOI”), defining and executing risk-based actions, and periodic review of the program’s progress and effectiveness. The team is also responsible for communicating Conflict Minerals information to Senior Management. In addition, Gentex utilized an outside consultant to evaluate our compliance plan and assist with developing our procedures for reviewing and validating supplier responses to the RCOI.

b.
The Gentex terms and conditions specifically address the Conflict Minerals reporting requirement by requiring suppliers to assist Gentex with any request for information, certifications, or similar documents as Gentex may reasonably request to ensure compliance with the Conflict Minerals Rule. In addition, the Gentex Supplier Manual specifies that suppliers have responsibility to gather and report the Conflict Minerals information. The manual is located on the Gentex website and includes related reference materials or links thereto.

c.
Gentex utilized the Electronic Industry Citizenship Coalition/Global e-Sustainability Initiative (“EICC/GeSI”) Conflict Minerals Reporting Template (“template”) as the foundation of controls and transparency of the mineral supply chain. The template includes directions for completion as well as questions regarding a respondent’s policy on conflict free sourcing and engagement with its direct suppliers. In addition, the template contains questions about the origin of the Conflict Minerals in the respondent’s products and allows for suppliers to provide information regarding smelters and refiners for Conflict Minerals in their products.

d.
We furnished our direct suppliers that we determined to be in-scope or potentially in-scope for purposes of our compliance with the Conflict Minerals Rule (collectively referred to as “relevant suppliers”) with an introductory letter containing information on the Conflict Minerals Rule, links to relevant information and their responsibility to gather the relevant information from their supply chain, and electronically report back to Gentex utilizing the template. We also conducted a webinar to which all relevant suppliers were invited to attend. The webinar covered an overview of the Conflict Minerals Rule, a guideline for completing the template and links to additional resources. These actions were taken in an effort to aid in capacity building to improve performance towards Gentex’s expectations regarding Conflict Minerals reporting.

e.
Gentex maintained electronic storage of relevant records within the secure Gentex electronic network. Records are legible, identifiable and traceable to the related activity and stored and maintained in such a way that they are readily retrievable for at least five years and protected against deterioration or damage to prevent loss.

2.	OECD Guidance Step Two: Identify and assess risk in the supply chain

a.
The Gentex RCOI procedure was designed to obtain reasonably reliable declarations from relevant suppliers regarding if Conflict Minerals contained in Gentex products may have originated in a Covered Country, including whether they came from recycled or scrap sources. In addition, the procedure included requesting the relevant suppliers to respond with known smelters' or refineries’ facilities in the supply chain.

b.
Responses provided by relevant suppliers were internally reviewed for completeness and reasonableness based on our response audit guidelines. Additional follow up was made with non-responsive relevant suppliers and relevant suppliers that submitted incomplete or unreasonable information, in each case requesting them to submit a revised response or additional information to aid in risk assessment.

c. To the extent that a completed response identified a smelter or refiner, we reviewed this information and any other information provided or known to us, related to the smelter or refiner, against the list of validated conflict free smelters and refineries and other information published by the Conflict-Free Sourcing Initiative.

d. Based on the information furnished by our relevant suppliers and other information known to us, we assessed for any risks that the Gentex products included any Conflict Minerals from smelters or refineries contributing to the conflict in the Covered Countries.

3.	OECD Guidance Step Three: Design and implement a strategy to respond to identified risks

a.	We designed and implemented a risk management strategy to respond to any identified risks. The strategy includes an escalation procedure with actions to be taken with any discovered risks, monitoring of the risks, monitoring of the actions taken and ultimately mitigating the risk. The plan also includes the regular communication to Senior Management of the identified risks, actions and monitoring.

b.
A risk report was communicated to a Senior Vice President of Gentex. This report was formatted to communicate any direct or potential risks by identifying any smelters or refiners linked to a Covered Country but not validated as conflict-free and not known to be from recycled or scrap, within the Gentex component(s) supply chain. The report was also formatted to allow the inclusion of the status of any actions taken and monitoring if applicable.

4.	OECD Guidance Step Four: Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain

In connection with our due diligence, we utilized information made available by the Conflict-Free Sourcing Initiative concerning independent third-party audits of smelters and refiners.

5.	OECD Guidance Step 5: Report on supply chain due diligence

We have filed a Form SD and this Conflict Minerals Report with the Securities and Exchange Commission and made available on our website the Form SD and this Conflict Minerals Report.
Product Information
Due to the challenges of tracking a multi-tier supply chain, for 2013, the automatic-dimming rearview mirrors and electronics for the automotive industry, dimmable aircraft windows and commercial smoke alarms and signaling devices for the fire protection industry had necessary Conflict Minerals of undetermined origin. These products were all of our in-scope products.
Based on the RCOI, information known to us and due diligence exercised by Gentex, none of the necessary Conflict Minerals contained in Gentex's in-scope products were determined by the Company to directly or indirectly finance or benefit armed groups in the Covered Countries.
Smelter and Refiner Information
In connection with our due diligence, the relevant suppliers have identified to us certain facilities that have processed the necessary Conflict Minerals contained in our in-scope products, as described in the table below. Not all of the included facilities may have processed the necessary Conflict Minerals contained in the Company’s in-scope products, since in some cases, multiple sources of Conflict Minerals may have been used by our supply chain and the relevant suppliers did not attribute specific smelters or refiners to individual batches of products, components or materials. In addition, some relevant suppliers may have reported to the Company smelters or refiners that were not in the Company’s supply chain, due to over-inclusiveness in the information received from their suppliers or for other reasons. The information reflected below may not be all of the smelters and refiners in the Company’s supply chain, since some relevant suppliers were unable to identify the processors of some of the necessary Conflict Minerals content contained in our in-scope products, and because Gentex did not receive responses from all of the relevant suppliers.

Smelter and Refiner Information including Country of Origin Information (1)

	Quantity Certified			Quantity Active	Quantity Other
	Covered Country Region Sourced	Non-Covered Country Region Sourced	Not Disclosed/Unknown
Gold	0	0	37	2	34
Tantalum	2	1	11	0	0
Tin	1	3	8	8	15
Tungsten	0	0	0	7	3

(1)	The Company notes the following in connection with the information contained in the foregoing table:

(a)	All information in the table is as of May 17, 2014.

(b)
The included smelters and refiners only include those reported entities that were listed on the Standard Smelter Names tab to the Conflict-Free Sourcing Initiative’s (“CFSI’s”) Conflict Minerals Reporting Template because those are the only reported entities that the Company was able to determine were smelters or refiners.

(c)
"Certified" means that a smelter or refiner was listed as compliant with the Conflict Free Smelter Program's (“CFSP’s”) assessment protocols. Included smelters and refiners were not necessarily certified for all or part of 2013 and may not continue to be certified for any future period. In addition, "Certified" includes smelters or refiners that were listed as "Re-audit in progress," irrespective of the "valid until" date of their certification.

(d)
"Active" means that the smelter or refiner has submitted a signed Agreement for the Exchange of Confidential Information and Auditee Agreement contracts to the CFSP or, according to information published by the CFSP, the smelter has agreed to complete a CFSP validation within two years of membership issuance by the Tungsten Industry – Conflict Minerals Council.

(e)	The certification status reflected in the table is based solely on information made publicly available by the CFSI without independent verification by the Company.

(f)
Country of origin of Certified smelters or refiners was derived from information provided by suppliers. Where a country was disclosed, the smelter or refiner’s conflict minerals policy was reviewed for verification. Certain Certified smelters or refiners sourced from both within the Covered Countries and from outside the Covered Countries. If a smelter or refiner sourced from multiple countries, the Company was not able to determine the country of origin of the Conflict Minerals specific to its products. Therefore, not all of the country of origin information reflected in the table may apply to the necessary Conflict Minerals in the Company's in-scope products. In addition, a Certified smelter or refiner is included under each of its sources of origin known to the Company. Therefore, the number of identified smelters or refiners may be less than the sum of the Certified sources indicated.

(g)
For 2013, the Company was not able to determine the country of origin of the Conflict Minerals processed by any of the smelters or refiners listed as "Active," "Other" or "Certified-Not Disclosed/Unknown". A smelter or refiner is indicated as "Certified-Not Disclosed/Unknown" if the country of origin of the Conflict Minerals processed by the smelter or refiner was not disclosed by Gentex’s supplier or if disclosed, was not able to be reasonably verified by reviewing the smelter or refiner’s conflict minerals policy. In addition, for 2013, none of the Conflict Minerals in the Company's supply chain were determined by it to be solely from recycled or scrap sources.

We endeavored to determine the mine or location of origin of the Conflict Minerals contained in our in-scope products by requesting that our relevant suppliers provide the Company with completed EICC/GeSI templates concerning the source of the Conflict Minerals in the components or materials contained in the relevant materials they supplied to Gentex.

Risk Mitigation Efforts After December 31, 2013

Since the end of 2013, Gentex has taken or intends to undertake the following steps during the next compliance period. These steps are intended to improve the due diligence conducted to further mitigate the risk that its necessary Conflict Minerals benefit armed groups:

1.	Posted the Conflict Minerals Policy on the Company’s website.

2.	Further engage with unresponsive relevant suppliers within the top 90% of spend for direct materials to aid improving the rate of acceptable responses for 2014.

3.	Encourage the continuing development and progress of traceability measures at relevant suppliers that indicated that the source of Conflict Minerals was unknown or undeterminable.

4.
Ask relevant suppliers to encourage their tier suppliers to further encourage any non-validated smelters or refineries of Conflict Minerals to pursue becoming recognized as conflict-free via an independent conflict-free validation program.

5.	Integrate the grievance mechanism for voicing conflict minerals concerns within the Company's current grievance mechanism.

All of the foregoing steps are in addition to the steps or enhancements to the steps that we took in respect of 2013.
Forward Looking Statements
This document contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The statements contained herein that are not purely historical are forward-looking statements. Forward-looking statements give the Company's current expectations or forecasts of future events. These forward-looking statements generally can be identified by the use of such words as "anticipate," "believe," "could," "estimate," "expect," "forecast," "goal," "hope," "may," "plan," "project," "will," and variations of such words and similar expressions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary Conflict Minerals finance or benefit armed groups.
Such forward-looking statements are subject to risks and uncertainties that are often difficult to predict, are beyond the Company's control, and could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not limited to, (1) the implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source Conflict Minerals, and (3) political and regulatory developments, whether in the Democratic Republic of the Congo ("DRC") region, the United States or elsewhere. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this document. The Company undertakes no obligation to publicly update or revise forward-looking statements whether as a result of new information, future events, or otherwise, except as required by law or rules of the NASDAQ Global Select Market.